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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 28, 2005

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: /s/ Mark Laurie
    ---------------
    Name  Mark Laurie
    Title: Company Secretary

Date: 28 July 2005

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

25 JULY 2005

                  SECOND QUARTER MINING AND EXPLORATION REPORT

(Quarterly report for the three months ended 30 June 2005. All dollar figures refer to US dollars. More detailed mining, production and unaudited financial data is set out on the final page)

OVERVIEW

PRODUCTION

      - GOLD PRODUCTION OF 129,870 OZS. SIGNIFICANTLY INCREASED FROM THE FIRST QUARTER AND IN LINE WITH FORECASTS.

      - FULL YEAR 2005 GOLD PRODUCTION TARGET OF 700 KOZS RECONFIRMED. ON SCHEDULE AND ACCESSING HIGH GRADE ORES IN LIENETZ PIT, WITH GRADES IMPROVED SIGNIFICANTLY LATE IN THE QUARTER.

      - MATERIAL MOVEMENTS OF 9,004 KT, DOWN FROM 10,447 KT IN THE FIRST QUARTER, WITH A HIGHER PROPORTION OF ECONOMIC GRADE ORE REQUIRING LONGER HAULS TO THE STOCKPILES.

      - NEW BARGE ON SITE AND BARGE REFURBISHMENT PROGRAMME CONTINUING. DREDGE WITH IMPROVED 11M DEPTH CAPABILITY ON SITE AND OPERATING.

REVENUE

      - HEDGE BOOK REDUCED WITH 122,257 OZS DELIVERED DURING THE QUARTER. o AVERAGE CASH GOLD PRICE OF $362/OZ REALISED (Q1 354/OZ).

COSTS

      - GROSS CASH COSTS PER OUNCE AT $462, DOWN FROM $542 IN THE FIRST QUARTER DUE TO INCREASED GOLD PRODUCTION.

      - TOTAL CASH COSTS PER OUNCE INCREASED TO $380, FROM $341 IN THE FIRST QUARTER, DUE TO REDUCED DEFERRAL OF MINING COSTS, INCREASED DIESEL AND HEAVY FUEL OIL (HFO) PRICES

      - 30MW GEOTHERMAL POWER STATION COMMISSIONED IN JUNE AND REDUCING DEPENDENCE ON HFO. FULL PRODUCTION IN EARLY JULY RETURNING ANNUALISED SAVINGS IN EXCESS OF US$17M PER YEAR AT CURRENT HFO PRICES.

EXPLORATION AND DEVELOPMENT

      - FLOTATION EXPANSION APPROVED. BANK FINANCING ADVANCING WELL. EQUIPMENT ORDERS PLACED FOR LONG LEAD ITEMS.

      -     CONSTRUCTION OF ADDITIONAL 20MW OF GEOTHERMAL POWER COMMENCED.

      -     GRAVITY RECOVERY CIRCUIT WILL BE COMMISSIONED IN AUGUST.

Quarterly report to 30 June 2005

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MANAGING DIRECTOR'S REVIEW

I am pleased to report that solid progress was achieved in the second quarter, setting in place a sound platform for record gold production in the second half. Gold production in the quarter, at 129,870 oz, was well up on the first quarter result of 101,370 oz, and was in line with forecast. The company remains on track to achieve its full year target of 700,000 oz.

While unit gross cash costs decreased in the quarter as a result of higher gold production, unit total cash costs increased. This was because mining activity has moved firmly into the Lienetz ore body, resulting in lower waste removal and therefore reduced deferral of waste mining expenses. However, access to the higher grade segments of the ore body occurred late in the quarter, so the average grades in the period were relatively low, limiting gold production.

The combination of these two factors - relatively higher costs and low gold production - led to increased total cash costs per ounce in the quarter.

With gold production to accelerate strongly over the rest of the year, unit total cash costs are forecast to fall significantly over the balance of 2005 as the production target is reached. We are also continuing a programme aimed at identifying opportunities to reduce costs and increase efficiencies in maintenance, logistics and mine and process consumables.

The full commissioning of the new 30MW geothermal power station, completed earlier this month, will reduce power costs by in excess of $17 million per year, based on prevailing world oil prices.

Work has already commenced on an expansion of the power plant through the addition of another 20MW of capacity. This is due for completion by July 2006, meeting virtually all of the company's electrical energy requirements at that time. Investigations are under way to identify further resources of geothermal steam, enabling additional power generation capacity to be put in place to meet the company's future energy requirements.

Work is progressing on obtaining financing and regulatory approvals for the flotation circuit expansion approved for construction by the Board and announced in June. Environmental and mining department construction approvals are already in hand. The project, with a target commissioning date of early 2007, is a significant step in increasing production, reducing unit costs and improving the financial strength of the company.

With this project now advancing Lihir's development focus will move increasingly to progressing work on recovery of the 3 million ounces of gold held in economic grade stockpiles by means of biological oxidation. If feasible, this also would represent a significant step in earlier realisation of value from our reserves.

/s/ Neil Swan

NEIL SWAN
MANAGING DIRECTOR

Quarterly report to 30 June 2005

OPERATIONS REVIEW

PRODUCTION

(i)   Mining

During the quarter, mining activities increased penetration of the Lienetz ore body, leading to higher tonnes of ore mined and reduced waste removal.

Total material movements were 9,004 kt, including 3,767 kt of ore, up 51% from the 2,494 kt of ore moved in the first quarter.

Of this, the amount of high grade ore being moved more than doubled, from 464 kt in the first quarter to 1,075 kt in the second quarter.

Total material moved was constrained by the high proportion of economic grade material from the pit (up 33%) requiring long hauls to stockpile, and lower than target barge, drill and shovel availability. Material movement was 88% from Lienetz, with the transition from the low grades in the Minifie pit to the higher grades in Lienetz substantially complete at the end of the quarter. Material movements are expected to improve significantly as three shovels commence operations in the north western phase of Lienetz from early in the next quarter. This will be aided by the presence of the new waste barge and improved dredging.

(ii)  Processing

Gold production of 129,870 oz was up significantly from the first quarter production of 101,370 oz, due to the increase in the amount of high grade ore being processed. A total of 1,051 kt of ore was milled, up from 803 kt in the first quarter, which was affected by a planned maintenance shut down of the process plant.

The new grinding thickener installed to treat high clay Lienetz ores has performed above expectations since commissioning in March and the new carbon kiln continues to perform well. Gold recovery was maintained around 89.5% in the quarter despite a larger proportion of high sulphur ore presenting to the autoclaves.

The average grade for the quarter was 4.41g/t, the same as for the first quarter. Grade increased to an average of 5.4g/t in June as higher grade benches were accessed in Lienetz.

EXPLORATION

Exploration expenditure totalled $3.0 million for the quarter.

Drilling

Drilling resources have completed the Kapit trial depressurisation holes and geothermal resource investigation drilling. Infill drilling in the Minifie pit and East Lienetz continued. The Minifie results to date confirm the continuation of grade at depth but the interpretive orebody structure appears to be complex. Preparation work has commenced for exploration on the northern side of Lihir, although the primary focus will continue to be on the Luise Caldera.

Quarterly report to 30 June 2005

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Geothermal resources

Studies which defined the 56MW of geothermal power capacity indicated further geothermal reserves. Work is under way to confirm the extent of the reserves and the potential to provide spinning reserve, headroom for maintenance activity and the ability to meet the flotation expansion power requirements.

DEVELOPMENT

In June, the Board approved the construction of a new flotation circuit in the process plant, at a capital cost of US$150 to US$160 million including additional mining equipment.

Compared with project mine scheduling, the circuit will lift gold production by an average of 140,000 ounces a year for the first 7 years including the commissioning year of 2007. The flotation plant expansion will boost feed to the autoclaves, paying for the expansion within 5 years. In addition, it will provide the ability to process lower sulphur ore grades from within current and future mining areas, which in turn will lead to increases in reserves.

The significant ongoing contribution of the flotation expansion requires the reserves and associated mine schedules to be re-assessed to JORC standards. This is a significant body of work and updated results will be provided in the second quarter of 2006. Work is progressing on obtaining financing and regulatory approvals with those for environment and construction already received. Long lead items are being sourced and ordered.

The gravity recovery circuit commissioning has been rescheduled to August with project priority having been given to the 30MW geothermal power project. Construction of the next 20 MW of geothermal power generation capacity is progressing.

FINANCIAL (UN-AUDITED)

GOLD REVENUE

Gold revenue for the quarter was $60.2 million, with 166,422 ounces sold at an average cash price of $362 per oz.

Of this, 44,165 ounces were sold at an average spot price of $433 per ounce, slightly better than the average market price for the period of $427, and 122,257 ounces were delivered into hedge commitments at an average price of $336 per ounce.

Deferral of hedges and movements in fair value of the hedge book brought to account reduced stated revenues by $20 per ounce, although these were non-cash movements.

Realised revenues for the quarter and comparisons with the previous quarter and year were:

                                  SECOND     FIRST    SECOND   FIRST
                                  QUARTER   QUARTER  QUARTER  QUARTER   2004
All hedges are US dollar           2005      2005     2004     2004     YEAR
denominated                       ($/OZ)    ($/OZ)    ($/OZ)   ($/OZ)   ($/OZ)
                                  -------   -------  -------  -------  ------
Cash sales                          362       354      381      404     399
Deferred hedging gains / losses*    (20)     (179)     (12)     (37)    (14)
Total                               342       175      369      367     385

Average spot price                  427       427      393      409     409

* Non-cash item relating to rolled out hedge contracts plus fair value gains and losses on all contracts.

Quarterly report to 30 June 2005

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HEDGING

The hedge book was significantly reduced with the delivery of 122,257 ounces into hedge commitments, in line with the company's intention to restructure the hedge book in the second half. A further 52,475 ounces rolled out beyond 2005. These forward rolls were transacted to better align delivery to production schedules and to take advantage of higher spot prices during the early development phase of the Lienetz pit. No additional hedges were entered into during the quarter. The hedge book profile at 30 June is shown in the following table:

                                HEDGING POSITION

            FORWARDS      BOUGHT PUT OPTIONS  SOLD CALL OPTIONS
        OUNCES    PRICE   OUNCES    PRICE      OUNCES   PRICE
      ---------  -------  -------  ---------  -------  --------
2005    184,765  $331.38   10,000  $  335.00   10,000  $ 365.00
2006    350,975  $328.77   39,000  $  325.26   39,000  $ 336.74
2007    330,000  $323.76   96,000  $  319.17   96,000  $ 319.08
2008    375,475  $331.96   40,000  $  335.00   20,000  $ 365.00
2009    311,873  $350.55        -          -        -         -
2010     36,000  $353.47        -          -        -         -

      ---------  -------  -------  ---------  -------  --------
      1,589,087  $333.62  185,000  $  324.73  165,000  $ 331.61
      ---------  -------  -------  ---------  -------  --------

* 2005 figures refer to outstanding hedges in place for the remainder of the year

Lihir Gold will continue to reduce its hedged profile at a minimum rate of 160,000 ozs per year. The company does not intend to enter into additional hedge commitments during the remainder of 2005 and, based on the current and anticipated spot gold price, expects to deliver approximately 250,000 ounces of commitments (about 54% of original 2005 commitments) during the year.

The mark-to-market value at 30 June 2005 was negative $210.3 million based on a spot price of $437.10 per ounce. This compares with a value of negative $202.7 million, at a spot price of $427.50 per ounce, at 31 March 2005. Hedge commitments represent less than 8.5% of reserves and 4.4% of resources.

FINANCING

With the approval of the flotation expansion project by the Board, Lihir is now well advanced with its current and potential syndicate banking partners in arranging project finance through a syndicated debt facility for the period to 2011.

In conjunction with the project finance the company is undertaking a reorganization of the hedge book. The purpose of the reorganization is to obtain a sensible cash outcome and present a firm delivery commitment schedule which will reflect the company's intended delivery profile. The size of the hedge book will not increase from the current level (1.750Mozs) but deliveries will be smoothed over the period of the debt facility.

The company remains committed to maintaining a risk mitigation hedge book, but the ultimate size required will reduce as a consequence of the improved company financial performance through increasing revenue (flotation expansion) and decreasing costs (geothermal and other initiatives).

Further details will be provided when arrangements are finalized.

Quarterly report to 30 June 2005

COSTS

As discussed above, total cash costs were affected by reductions in deferred mining costs as the proportion of waste being moved reduced, and the movements of ore rose. The lower grades encountered in the development stages of the Lienetz pit, and at the bottom of the main Minifie ore body, also led to reduced gold production. These factors gave rise to an increase in total cash costs per ounce.

In addition, increased world oil prices, adverse exchange rates and other inflation of mining expenses affected production costs in the quarter. Exchange rates negatively impacted PNG Kina costs (30% of total costs) by 12% year on year but remained flat between the first and second quarter of 2005. Exchange rates negatively impacted Australian costs (20% of total costs) by 5% year on year but remained flat between the first and second quarter of 2005.

Offsetting these costs is the impact of the continued higher 2005 level of economic grade ore mined and added to stockpiles. This impact is shown as an inventory adjustment to reflect cash operating costs for the ore processed during the period.

Significant mining costs continued to be incurred in the second quarter to gain access to the high grade benches of Lienetz. The bulk of the completed work related to the removal of economic grade ore material. This material was sitting above the high grade ore and is stockpiled for processing in later years. As a result of the combination of a large amount of ore being mined and lower than expected waste removal, some previously deferred mining costs were transferred back to the P&L during the second quarter, with a small net charge to the P&L for the first half of 2005.

HEALTH, SAFETY AND ENVIRONMENT

There were 5 Lost Time Incidents (LTI) in the quarter, giving a year to date Lost Time Incident Frequency Rate (LTIFR) of 0.36 per 200,000 hours. (An LTI is when a person cannot return to normal work duties for the following shift). This compares with 13 LTIs and an LTIFR of 0.45 for full year 2004.

There were no reportable or notable environmental incidents.

OUTLOOK

Gold production in the remainder of 2005 will increase significantly, enabling the company to achieve record gold production of 700,000 ounces for the year. This will be driven primarily by higher ore grades with greater penetration of the higher grade benches in the Lienetz pit.

Gold production in the third quarter is forecast to exceed 190,000 ounces.

Unit costs will decrease significantly in line with increased production, and as various cost initiatives lead to improved efficiencies across the operation and the impact of geothermal power cost savings.

Quarterly report to 30 June 2005

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PRODUCTION AND FINANCIAL DATA

                                                                                                        CHANGE
                                                  SECOND     First     Second    First       CHANGE     Q2 2005
                                                 QUARTER    Quarter    Quarter  Quarter   Q2 2005 FROM   FROM
                                                   2005      2005       2004     2004       Q1 2005     Q2 2004
MINE - High grade ore mined                 Kt     1,075       464        948    1,723       +132%       +13%
       Economic grade ore mined             Kt     2,692     2,030      1,283    1,441        +33%      +110%
       Material moved                       Kt     9,004    10,447     10,249    9,260        -14%       -12%
PROCESSING - Ore milled                     Kt     1,051       803      1,108      807        +31%        -5%
             Grade                        g Au/t    4.41      4.41       5.27     5.19          -        -16%
             Recovery                        %      89.5      89.4       87.8     86.3          -          0
             Gold poured                    oz   129,870   101,370    165,073  112,336        +28%       -21%
REVENUE - Gold sold                         oz   166,421    68,500    171,570  110,829       +143%        -3%
          Price - cash                    $/oz       362       354        381      404         +2%        -5%
          Price - cash & non-cash*        $/oz       342       175        369      367*       +95%        -7%
COSTS - GROSS CASH COST                   $/oz       462       542        337      410        -15%       +37%
        Deferred mining costs             $/oz        79       (62)       (97)     (39)
        Inventory transfers - cash        $/oz      (161)     (139)         9      (25)
TOTAL CASH COSTS                          $/oz       380       341        249      346        +11%       +53%
         Depreciation & amortisation      $/oz        56        86         50       63
         Inventory transfers - non-cash   $/oz        (6)      (33)         1      (18)
TOTAL PRODUCTION COSTS                    $/oz       430       394        300      391         +9%       +43%

* Non-cash item includes fair value gains and losses on all contracts.

Quarterly report to 30 June 2005

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FURTHER INFORMATION

CONTACT FOR INVESTOR INFORMATION:

Joe Dowling
Manager Investor Relations
Tel: +61 7 3229 5583 or +675 986 5576
Mobile: +61 4 2158 7755
Email: joe.dowling@lihir.com.pg
Web site: www.lihir.com.pg

SHAREHOLDER ENQUIRIES:

Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel: 1300552270 or +61 3 9615 5970
Fax: +61 7 3229 9860
Web site: www.computershare.com
E-mail: john.lawlor@computershare.com.au

ADR DEPOSITORY:

The Bank of New York
101 Barclay St 22 West
New York 10286
USA
Tel: +1 212 815 8161
Fax: +1 212 571 3050
Web site: www.adrbny.com

WEB SITE www.lihir.com.pg

PRINCIPAL OFFICE

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea

STOCK EXCHANGE LISTINGS

Australian Stock Exchange (LHG)
NASDAQ National Market (LIHRY)
Port Moresby Stock Exchange (LHG)

ISSUED CAPITAL

The current ordinary issued capital of the company is 1,284,224,710 ordinary shares and
161,527,405 B class chares

DIRECTORS

Ross Garnaut - Chairman
Neil Swan - Managing Director
John O'Reilly
Geoff Loudon
Peter Cassidy
Winifred Kamit

COMPANY SECRETARY

Mark Laurie

FORWARD LOOKING STATEMENTS

This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.

Quarterly report to 30 June 2005

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